

November 22, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Listed Funds Trust
        Issuer CIK: 0001683471
        Issuer File Number: 333-215588/811-23226
        Form Type: 8-A12B
        Filing Date: November 22, 2024

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Overlay Shares Large Cap Equity ETF, Overlay Shares Small Cap Equity ETF, Overlay Shares Foreign Equity ETF, Overlay Shares Hedged Large Cap Equity ETF, Overlay Shares Core Bond ETF, Overlay Shares Short Term Bond ETF, and Overlay Shares Municipal Bond ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications